As filed with the Securities and Exchange Commission on July 29, 2008
Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REGISTRATION STATEMENT
UNDER
SCHEDULE B OF
THE SECURITIES ACT OF 1933

Republic of Italy
(Name of Registrant)

THE HONORABLE GIOVANNI CASTELLANETA
Italian Ambassador to the United States
3000 Whitehaven Street, N.W.
Washington, D.C. 20008
(Name and address of Authorized Agent of the Registrant in the United States)

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:
RICHARD A. ELY, ESQ.
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street
Canary Wharf
London E14 5DS
England

Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective.
The Debt Securities covered by this Registration Statement are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

Title of each class of		Proposed maximum	Proposed maximum
securities to be registered	Amount to be registered	offering price per Unit(1)	aggregate offering price(1)	Amount of registration fee(2)
Debt Securities and/or Warrants to purchase Debt Securities	$10,000,000,000	100%	$10,000,000,000	$393,000

(1)	Estimated solely for the purpose of determining the registration fee.

(2)	In accordance with Rule 457(p) under the Securities Act, the total registration fee of $393,000 has been partially offset by $101,853 of the $539,813.66 fee paid in connection with the Registration Statement on Form Schedule B filed by the Registrant on December 23, 2003 (File No. 333-111482).

     The Registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We cannot sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated July 29, 2008

PROSPECTUS
Republic of Italy
Debt Securities
and/or
Warrants to Purchase
Debt Securities
•	Up to US$10,000,000,000 or its equivalent in other currencies or a composite of other currencies.

•	The securities will be direct, unconditional and general obligations of the Republic of Italy, backed by the full faith and credit of the Republic of Italy.

•	The securities may consist of bonds, notes or other evidences of indebtedness and may be issued with or without warrants to purchase other debt instruments.

•	The securities may be exchangeable for other debt instruments issued by the Republic of Italy or by entities owned by the Republic of Italy.

•	The securities will be offered from time to time as separate issues on terms set forth in supplements to this prospectus. The terms of each series of securities, including the principal amount, maturity, interest rate and initial offering price will be set forth in the supplement relating to that series of securities.

•	The debt securities and the fiscal agency agreement described in this prospectus contain collective action clauses with provisions regarding future modifications to their terms. Under these provisions, which are described herein beginning on page 10, modifications affecting the reserved matters listed in the debt securities and the fiscal agency agreement, including modifications to payment and other important terms, may be made to a series of debt securities with the consent of the holders of 75 per cent of the aggregate principal amount of the outstanding debt securities of that series.
Neither the US Securities and Exchange Commission nor any state securities commission has approved these securities or passed on the adequacy of this prospectus. Any representation to the contrary is a criminal offense.
This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.
The date of this prospectus is                , 2008.

ABOUT THIS PROSPECTUS
     This prospectus provides you with a general description of the securities the Republic of Italy may offer. Each time the Republic of Italy sells securities, it will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and the accompanying prospectus supplement together with additional information described below under the heading “Where You Can Find More Information”.
You must not rely on unauthorized information.
     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus or the relevant prospectus supplement. You must not rely on any unauthorized information or representations.
You must comply with applicable laws.
     This prospectus and the relevant prospectus supplement are not, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which the offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make an offer or solicitation. For a further description of certain restrictions of the offering and sale of the securities and the distribution of this prospectus and the relevant prospectus supplement, see “Plan of Distribution” as supplemented by information in the relevant prospectus supplement.
Special cautionary notice regarding forward-looking statements.
     This prospectus incorporates by reference, and any accompanying prospectus supplement may contain or incorporate by reference, certain forward-looking statements as defined in Section 27A of the US Securities Act of 1933, with respect to certain of the plans and objectives of the government of the Republic of Italy and to the economic, monetary and financial conditions of the Republic of Italy. Such statements incorporated by reference in this prospectus include, but are not limited to, statements in our Annual Report on Form 18-K and amendments thereto for the year ended December 31, 2006 under the following headings: “The Italian Economy — General”, “— 2007 Developments”, “— Gross Domestic Product” and “— Principal Sectors of the Economy”, “Monetary System — Banking Regulation”, “The External Sector of the Economy — Foreign Trade” and “Public Finance — The 2007 Stability and Growth Program”, “— The 2008-2011 Program Document”, “— Revenues and Expenditures” and “— Privatization Program”. By their nature, forward-looking statements involve risk and uncertainty, and the factors described in the context of such forward-looking statements could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements.
     All references in this prospectus and the prospectus supplement to “Italy” or the “Republic” are to The Republic of Italy, and all references to the “Government” are to the Government of The Republic of Italy.
Enforcement of civil liabilities
     Italy is a foreign sovereign government. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Italy. Italy will irrevocably submit to the jurisdiction of the Federal and State courts in The City of New York and will irrevocably waive any immunity from the jurisdiction of such courts, to the extent permitted by Italian law, but not execution, attachment or process in the nature thereof. Italy will waive any objection to venue, in connection with any action arising out of or based upon the debt securities or the warrants brought by any holder of debt securities or warrants. Italy reserves the right to plead sovereign immunity under the United States Foreign Sovereign Immunities Act of 1976 with respect to actions brought against it under United States Federal securities laws or any state securities laws. In the absence of a waiver of immunity by Italy with respect to these actions, it would not be possible to obtain a United States judgment in such an action against Italy unless a court were to determine that Italy is not entitled under the Immunities Act to sovereign immunity with respect to such action. Enforceability in Italy of final judgments of U.S. courts obtained in actions based on the civil liability provisions of the U.S. federal securities laws is subject, among other things, to the absence of a conflicting final judgment by an Italian court or of a previously instituted action pending in Italy among the same parties and arising from the same facts and circumstances and to the Italian courts’ determination that the U.S. courts had jurisdiction, that process was appropriately served on the defendant, and that enforcement would not violate Italian public policy. In general, the enforceability in Italy of final judgments of U.S. courts obtained would not require retrial in Italy. In original actions brought before Italian courts, there is doubt as to the enforceability of liabilities based on the U.S. federal securities laws. The Italian courts may enter and enforce judgments in foreign currencies. See also “Description of Debt Securities — Governing Law; Consent to Service” and “Description of Warrants — Governing Law; Consent to Service ”.

USE OF PROCEEDS
     Unless otherwise indicated in the relevant prospectus supplement, the Government will use net proceeds from the sale of securities for general Government purposes, including debt management purposes.

DESCRIPTION OF DEBT SECURITIES
     The following is a brief summary of the terms and conditions of the debt securities that we may issue from time to time and the fiscal agency agreement that governs the debt securities. We have filed or will file copies of the forms of debt securities and the fiscal agency agreement as exhibits to our Registration Statement or an amendment to our Annual Report. Because this is only a summary, you should read the form of debt securities and the fiscal agency agreement in their entirety.
General
     We may issue debt securities in one or more series, as authorized from time to time by Italy. The following terms and other specific provisions of each series of debt securities will be described in a free-writing prospectus and a prospectus supplement relating to that series:
•	the designation of the securities;

•	the aggregate principal amount and any limitation on the principal amount;

•	the currency or currencies in which the securities will be denominated and in which payment will be made;

•	the authorized denominations of the securities;

•	the percentage of principal amount at which we will issue the securities;

•	the maturity date of the securities;

•	the interest rate and the manner in which the interest rate will be determined;

•	the interest payment dates, if any, and the dates from which interest will accrue;

•	the index, price or formula which we will use to determine the amount of payment of principal, premium or interest;

•	the terms on which we will redeem or repurchase securities and any sinking fund provisions;

•	any terms for the exchange or conversion of the securities; and

•	whether the securities will be in bearer form, or in fully registered form, or both, and any restrictions on the exchange of one form for another.
     We will also describe in the prospectus supplement any special United States federal income tax and other considerations applicable to any debt securities which we may issue:
•	with original issue discount;

•	denominated in a currency other than U.S. dollars; or

•	with payments determined by reference to an index.
     A fiscal agent will act as our agent in connection with the debt securities. The duties of the fiscal agent will be governed by the fiscal agency agreement. The fiscal agent is our agent and is not a trustee for the holders of debt securities. The fiscal agent does not have the same responsibilities or duties to act for holders of debt securities as a trustee would. We may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent.
     Except as may otherwise be indicated in any prospectus supplement, Italy will reserve the right to issue, from time to time and without the consent of the holders of the relevant debt securities, further securities having identical terms and conditions of others previously issued, so that the securities subsequently issued may be consolidated with, form a single series with and increase the aggregate principal amount of, the debt securities initially issued.

     We may issue debt securities at a discount, bearing no interest or bearing interest at a rate below market rates. If we issue discount securities, we will sell them at a discount below their stated principal amount. We will describe any special considerations related to discounted debt securities in the prospectus supplement for those securities.
     The prospectus supplement will specify the place and the currency for payment of principal, interest and any premium on the debt securities. Unless we specify otherwise in the prospectus supplement, we will pay interest on fully registered debt securities by mailing a check to the registered holders on the record date.
Nature of Obligation; Negative Pledge
     The debt securities will be the direct, unconditional, unsecured and general obligations of Italy. They will rank equally with all of our present and future unsecured and unsubordinated general borrowing. The full faith and credit of Italy will be pledged for the due and punctual payment of the debt securities and for the due and timely performance of all of our obligations under the debt securities. We will pay principal and interest on the debt securities out of the Ministry of Economy and Finance of Italy. We will pay amounts due on the debt securities equally and ratably with all general loan obligations of Italy.
     As long as any debt security remains outstanding, we will not create any encumbrance on our revenues or assets to secure any other indebtedness in respect of moneys borrowed by us outside of Italy, without equally and ratably securing the outstanding debt.
Italian Taxation; Additional Amounts
     Under existing Italian law, all payments of principal and interest on the debt securities, issued outside of Italy, will be exempt from any Italian taxes so long as the beneficial owner of the debt security is not resident in Italy.
     If any payment of principal or interest is not exempt from Italian tax, we will pay to you the additional amounts necessary to make the net payment you receive not less than the amount you would have received if Italian taxes had not been imposed. No additional amounts will be paid to you if:
•	You are able to avoid Italian taxes by making a declaration of non-residence or claiming an exemption from the relevant tax authority;

•	You present debt securities for payment more than 30 days after you were entitled to receive payment. This provision does not apply if you would have been entitled to receive additional amounts had you presented the debt securities for payment prior to the expiration of the 30 day period;

•	A tax applied by a Member State by way of withholding, deduction or otherwise is imposed on a payment of principal or interest to you and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, these Directives; or

•	You would have been able to avoid such withholding or deduction by presenting debt securities for payment to another Paying Agent in a Member State of the European Union.
United States Taxation
Certain United States Federal Income Tax Considerations
     The following discussion is based on the Internal Revenue Code of 1986, as amended, existing and proposed Treasury Regulations, revenue rulings, administrative interpretations and judicial decisions (all as currently in effect and all of which are subject to change, possibly retroactively). Except as specifically set forth herein, this summary only addresses U.S. holders (as defined below) who acquire debt securities at their issue price as part of their initial distribution and who hold debt securities as capital assets. This summary does not discuss all of the tax consequences that may be relevant to holders in light of their particular circumstances or to holders subject to special tax rules, such as insurance companies, banking and other financial institutions, real estate investment trusts, regulated investment companies, dealers in securities or foreign currencies, traders in securities or commodities that elect mark-to-market treatment, persons that are, or that hold debt securities through, partnerships or other pass-through entities, tax-exempt investors, persons holding debt securities as part of a hedging transaction, “straddle”, conversion transaction or other integrated transaction or U.S. holders whose “functional currency” is not the U.S. dollar. Persons considering the purchase of debt securities should consult with their own tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.
     U.S. Holders. As used herein, the term “U.S. holder” means an initial purchaser of a debt security who is a beneficial owner of a debt security and who is for U.S. federal income tax purposes:
•	a citizen or individual resident of the U.S.;

•	a corporation created or organized in or under the laws of the U.S., any state therein or the District of Columbia;

•	an estate all of the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if:
•	a court within the U.S. is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

•	a valid election is in effect under applicable U.S. Treasury Regulations for the trust to be treated as a U.S. person.
     U.S. holders generally will be taxable upon receipt or accrual of interest and original issue discount, if any, on debt securities and upon gains realized upon disposition of debt securities. We will describe in the prospectus supplement any special U.S. federal income tax considerations which apply to debt securities issued in a currency other than U.S. dollars or issued with original issue discount, and any limitations on sales of debt securities in bearer form.
     Non-U.S. Holders. As used herein, the term “non-U.S. holder” means an initial purchaser of a debt security who is a beneficial owner of a debt security and who is for U.S. federal income tax purposes:
•	a non-resident alien individual;

•	a corporation created or organized under the laws of a jurisdiction other than the U.S., any state therein or the District of Columbia;

•	an estate the income of which, from sources without the U.S. which is not effectively connected with the conduct of a trade or business within the U.S., is not includable in gross income for U.S. federal income tax purposes; or

•	any trust unless:
•	a court within the U.S. is able to exercise primary supervision over the administration of the trust; and

•	one or more U.S. persons have the authority to control all substantial decisions of the trust.
     Subject to the discussion below concerning information reporting and backup withholding, generally a non-U.S. holder will not be subject to U.S. federal income tax on payments of interest on, or on any gain on the sale of, a debt security, unless such holder held the debt security in connection with a U.S. trade or business carried on by such holder, or in the case of the sale of debt securities by a non-U.S. holder who is an individual, such individual was present in the U.S. for 183 days or more during the taxable year in which such gain is realized and certain other requirements are met.
     Information Reporting and Backup Withholding. Under current U.S. federal income tax law, as will be described further in the prospectus supplement, generally payments of interest made to, and the proceeds of sales before maturity by, certain U.S. holders will be subject to information reporting and a “back-up” withholding tax, if such persons fail to supply correct taxpayer identification numbers and certain other information in the required manner. Payments of interest received by non-U.S. holders generally would be exempt from these reporting requirements, but such non-U.S. holders may be required to comply with certification and identification procedures in order to prove their exemption from the reporting requirements and from backup withholding with respect to payments of interest.
     The payment of proceeds of the disposition of debt securities by a holder to or through the U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. Information reporting (but not backup withholding) may apply to such a holder who sells a beneficial interest in debt securities through a non-U.S. branch of a U.S. broker, or through a non-U.S. office of a U.S. person, unless the holder establishes an exemption or the broker has documentary evidence in its files of the holder’s status as a non-U.S. holder.
     The U.S. federal income tax consequences of the acquisition, ownership and disposition of each issuance of debt securities under this Prospectus will be further described in the relevant prospectus supplement.
Form and Settlement of Debt Securities Denominated in US Dollars
     Except as may otherwise be indicated in any prospectus supplement:
•	each series of debt securities denominated in US dollars will be issued in the form of one or more global notes in fully registered form, in a minimum denomination of US$100,000 and integral multiples of US$1,000 in excess thereof, without coupons, which will be deposited on or about the date indicated in the prospectus supplement with Citibank, N.A. as custodian for, and registered in the name of Cede & Co. as nominee of, The Depository Trust Company (“DTC”);

•	subject to certain exceptions, beneficial interests in such global notes will be represented through accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC; investors may elect to hold interests in the global notes through DTC in the United States or through Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream”), in Europe, if they are participants in such systems, or indirectly through organizations that are participants in such systems; Euroclear and Clearstream will in turn hold interests in the global notes as indirect participants in DTC;

•	subject to certain exceptions, owners of beneficial interests in such global notes will not be entitled to have debt securities registered in their names, will not receive or be entitled to receive physical delivery of debt securities under their terms or the fiscal agency agreement governing such debt securities;

•	delivery of such debt securities will be made against payment therefore in same-day funds on the date indicated in the relevant prospectus supplement.
Default; Acceleration of Maturity
     Each of the following is an event of default under any series of debt securities:
•	We default in any payment of principal, premium or interest on any debt securities of that series and the default continues for a period of more than 30 days after the due date.

•	We fail to perform or observe any other obligation under any debt securities of that series and the default continues for a period of 60 days following written notice to us of the default by any holder. If the default is not capable of remedy, no notice is required.

•	Any other external indebtedness becomes due and payable prior to its stated maturity by reason of default.

•	Any other external indebtedness is not paid at its maturity as extended by any applicable grace period.

•	We declare a general moratorium on the payment of any external indebtedness.

     If any of the events of default described above occurs and is continuing, the holders of at least 25 per cent of the aggregate principal amount of the outstanding debt securities of a series may, by giving a written demand to us and the fiscal agent, declare the principal and accrued interest on the debt securities of that series to be immediately due and payable. For debt securities issued at a discount, the amount of principal accelerated will be described in the prospectus supplement. The holders of at least 66 2/3 per cent of the aggregate principal amount outstanding of the debt securities may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.
     We are not required to furnish any periodic evidence of the absence of defaults. A default in one series of debt securities will not constitute a default in another series of debt securities, or permit the acceleration of the maturity of another series of debt securities, unless the maturity of the series of debt securities is accelerated by reason of default as described above.
Redemption
     A series of debt securities may provide for mandatory redemption by us or at our election. If we redeem debt securities under a mandatory redemption provision, we will give not more than 60 days’ nor less than 30 days’ notice of redemption. If we are not redeeming all of the debt securities in a series, the debt securities to be redeemed will be selected by lot by the fiscal agent. Unless all the debt securities of a series to be redeemed are registered debt securities or bearer debt securities registered as to principal, we will publish a notice of redemption at least twice prior to the redemption date. We will publish the notice in a newspaper printed in the English language with general circulation in Europe. We will also publish notice of redemption in any other place set forth in the debt securities. We will also mail notice of redemption to holders of registered debt securities of the series, and to those holders of bearer debt securities of the series who have registered the principal of their debt securities. We will mail the notice to the holders’ last addresses as they appear on the register for the debt securities of such series.
Meetings and Quorum
     The fiscal agent may call a meeting of the holders of a series of debt securities at any time regarding the fiscal agency agreement or that series of debt securities. In addition, the fiscal agent will call a meeting of the holders of any series of debt securities if Italy or the holders of at least ten per cent of the aggregate principal amount outstanding of that series deliver a written request to the fiscal agent setting forth the action they propose to take. The fiscal agent will determine the time and place of the meeting and notify the holders of the time, place and purpose of the meeting not less than 30 and not more than 60 days before the meeting.
     Only holders of a series of debt security and their proxies are entitled to vote at a meeting of holders. Holders or proxies representing a majority of the aggregate principal amount of the outstanding debt securities of a series will normally constitute a quorum. However, if a meeting is adjourned for a lack of a quorum, then holders or proxies representing 25 per cent of the aggregate principal amount of the outstanding debt securities of a series will constitute a quorum when the meeting is rescheduled. For purposes of a meeting of holders that proposes to discuss reserved matters, which are described below, holders or proxies representing 75 per cent of the aggregate principal amount of the outstanding debt securities of a series will constitute a quorum. The fiscal agent will set the procedures governing the conduct of the meeting.
Amendments and Waivers
     Each series of debt securities will contain collective action clauses with provisions regarding future modifications to their terms and the terms of the fiscal agency agreement to the extent that it affects that series. These clauses are described below.
     We and the fiscal agent may generally modify or take actions with respect to the fiscal agency agreement to the extent that it affects a series of debt securities or the terms of any series of debt securities:
•	with the affirmative vote of the holders of at least 66 2/3 per cent of the aggregate principal amount of the outstanding debt securities of that series that are represented at a meeting; or

•	with the written consent of the holders of 66 2/3 per cent of the aggregate principal amount of the outstanding debt securities of that series.

     However, the holders of at least 75 per cent of the aggregate principal amount of the outstanding debt securities of a series, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver that would:
•	change the due date for the payment of the principal, premium or any installment of interest on the debt securities of the series;

•	reduce the principal amount of the debt securities of the series;

•	reduce the portion of the principal amount which is payable upon acceleration of the maturity of the debt securities of the series;

•	reduce the interest rate on the debt securities of the series or the premium payable upon redemption of the debt securities of the series;

•	change the currency in which interest, premium or principal will be paid or the places at which interest, premium or principal of debt securities of the series is payable;

•	shorten the period during which we are not permitted to redeem debt securities of the series, or permit us to redeem debt securities of the series if, prior to such action, we are not permitted to do so;

•	reduce the proportion of the principal amount of the debt securities of the series whose vote or consent is necessary to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities of the series;

•	reduce the proportion of the principal amount of the debt securities of the series whose vote or consent is necessary to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action provided to be made in the fiscal agency agreement or the terms and conditions of the debt securities of the series;

•	change the obligation of Italy to pay additional amounts with respect to debt securities of the series;

•	change the definition of “Outstanding” with respect to debt securities of the series;

•	in connection with an exchange offer for the debt securities of the series, amend any event of default under the terms of the debt securities of the series;

•	change the governing law provision of debt securities of the series; or

•	change the courts to the jurisdiction of which we have submitted, our obligation under the fiscal agency agreement or the terms and conditions of the debt securities of the series to appoint and maintain an agent for service of process or our waiver of immunity in respect of actions or proceedings brought by any holder based upon a debt security of the series.
     We refer to the matters described above as “reserved matters”. A change to a reserved matter, including the payment terms of the debt securities of a series, can be made without your consent, as long as a supermajority of the holders (that is, the holders of at least 75 per cent of the aggregate principal amount of the outstanding debt securities of such series) agree to the change.
     Italy and the fiscal agent may, without the vote or consent of any holder of debt securities, amend the fiscal agency agreement or the debt securities of a series for the purpose of:
•	adding to our covenants for the benefit of the holders of debt securities;

•	surrendering any right or power conferred upon us;

•	securing the debt securities;

•	curing any ambiguity or curing, correcting or supplementing any defective provision in the debt securities or the fiscal agency agreement; or

•	amending the fiscal agency agreement or any series of debt securities in any manner which we and the fiscal agent may determine and which is not inconsistent with the series of debt securities and does not adversely affect the interest of any holder of debt securities.
     For purposes of determining whether the required percentage of holders of the debt securities of a series are present at a meeting for quorum purposes, or has consented to or voted in favor of any request, demand, authorization, direction, notice, consent, waiver, amendment, modification or supplement to the debt securities of that series or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration of the debt securities of a series, debt securities that we own directly or indirectly will be disregarded and deemed not to be outstanding. For this purpose, debt securities that we own directly or indirectly would include any debt securities owned by or on behalf of the central Government or any of its ministries or owned through corporations or public law entities (generally, entities that by force of law carry out activities in the general public interest, such as INPS, INAIL and INPDAP, the three principal social security agencies for private and government employees). Debt securities that we own directly or indirectly would not, however, include debt securities owned by the Bank of Italy and any of Italy’s regions, provinces and other local government entities.
Governing Law; Consent to Service
     The debt securities will be governed by and construed in accordance with the laws of the State of New York. Matters required to be governed by the laws of the Republic of Italy, including authorizations and execution will be governed by the laws of the Republic of Italy.
     We will appoint the Honorable Giovanni Castellaneta, our Ambassador to the United States, 3000 Whitehaven Street, N.W., Washington, D.C. 20008, and his successor or, in each case, his Chargé d’Affaires ad interim, acting in the absence of the Ambassador, as our authorized agent in the United States. Process may be served on our authorized agent in any action arising out of or based on the debt securities which may be instituted in any State or Federal court in The City of New York by the holder of any debt security. We will irrevocably submit to the jurisdiction of any such court in respect of any such action. Italy will waive irrevocably any immunity to service of process and any obligation to venue in any such action which may be instituted in any such court or (except as to venue) in any competent court in the Republic of Italy to the fullest extent permitted by Italian law. The appointment of our authorized agent will be irrevocable until all principal, premium and interest, due and to become due on the debt securities has been provided to the fiscal agent. If for any reason, the authorized agent ceases to be able to act as such authorized agent or ceases to have an address in the United States, we will appoint another person in Washington, D.C. or The City of New York as our authorized agent. In addition, a holder of any debt security may institute an action arising out of or based on the debt securities in any competent court in the Republic of Italy. We will irrevocably waive to the fullest extent permitted by Italian law any immunity from jurisdiction (but not from execution or attachment or process in the nature thereof) to which we might otherwise be entitled in any action arising out of or based on the debt securities which may be instituted by the holder of any debt security in any State or Federal court in The City of New York or in any competent court in the Republic of Italy. The appointment and the waiver of immunity does not include actions brought under the United States Federal securities laws. If we did not waive immunity, it would not be possible to obtain a United States judgment in an action against Italy unless a court were to determine that we were not entitled under the Immunities Act to sovereign immunity with respect to the action.
Listing
     Except as may otherwise be indicated in any prospectus supplement, application will be made to list each series of debt securities on the Luxembourg Stock Exchange and Euromot (Mercato Telematico Eurobbligazioni).

DESCRIPTION OF WARRANTS
     The following is a brief summary of the terms and conditions of the warrants, which we may issue from time to time, and the warrant agreement, which governs the warrants. We have filed or will file copies of the forms of warrants and the form of the warrant agreement as exhibits to our Registration Statement or an amendment to our Annual Report. Because this is only a summary, you should read the form of warrant and the warrant agreement in their entirety.
General
     We may issue warrants for the purchase of debt securities, either together with debt securities offered by any prospectus supplement or separately. We will issue each series of warrants under a warrant agreement which we will enter into with a bank or trust company, as warrant agent. We will set out the terms of the warrants in the prospectus supplement relating to a particular issue of warrants. The prospectus supplement relating to a series of warrants will set forth:
•	the terms of the debt securities, which you may purchase upon exercise of the warrants;

•	the principal amount of debt securities, which you may purchase upon exercise of one warrant;

•	the exercise price of each warrant;

•	the procedures for, and conditions to, exercising a warrant and for purchasing debt securities;

•	the dates on which the right to exercise the warrants shall commence and expire;

•	whether and under what conditions we may terminate or cancel the warrants;

•	the date, if any, on and after which the warrants and the related debt securities will be separately transferable;

•	whether the warrants represented by warrant certificates will be issued in registered or bearer form;

•	whether warrants issued in registered or bearer form will be exchangeable between forms, and, if registered, where they may be transferred and registered; and

•	other specific provisions.
Governing Law; Consent to Service
     The warrants will be governed by and construed in accordance with the laws of the State of New York. Matters required to be governed by the laws of Italy, including authorization and execution, will be governed by the laws of Italy. We will appoint a warrant agent as our authorized agent in the United States. Process may be served on the warrant agent in any action arising out of or based on the warrants which may be instituted in any State or Federal court in The City of New York by the holder of any warrant. We will irrevocably waive to the fullest extent permitted by Italian law any immunity from jurisdiction (but not from execution or attachment or process in the nature thereof) to which we might otherwise be entitled in any action arising out of or based on the warrants which may be instituted by the holder of any warrant in any State or Federal court in The City of New York. We also waive immunity to the fullest extent permitted by Italian law from jurisdiction (but not from execution or attachment or process in the nature thereof) in any competent court in the Republic of Italy. The appointment of an authorized agent and the waiver of immunity does not include actions brought under the United States Federal securities laws. If we had not waived immunity, it would not be possible to obtain a United States judgment in an action arising out of the warrants against us unless a court were to determine that we were not entitled under the Immunities Act to sovereign immunity with respect to the action.
United States Taxation
     We will set forth in the relevant prospectus supplement information with respect to the United States tax consequences of the issuance, purchase, exercise and expiration of warrants. This information will include possible original issue discount on debt securities issued with Warrants.

PLAN OF DISTRIBUTION
     We may sell securities to or through underwriters. We may also sell securities directly to other purchasers or through agents. These firms may also act as agents. Only agents or underwriters named in the prospectus supplement are deemed to be agents or underwriters in connection with the securities offered by the prospectus supplement.
     The securities may be distributed from time to time in one or more transactions:
•	at a fixed price or prices, which we may change;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.
     In connection with the sale of securities, we may pay compensation to underwriters. Underwriters who act as agents for purchasers of securities may also receive compensation from the purchasers in the form of discounts, concessions or commissions. Underwriters may sell securities to or through dealers. The dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters under the U.S. Securities Act of 1933. Any discount or commissions received by underwriters, dealers and agents from us and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions. We will identify any underwriter or agent, and describe any compensation received from us in the prospectus supplement.
     The securities will be a new issue of securities with no established trading market. Underwriters and agents that we sell securities to for public offering and sale may make a market in the securities. However, the underwriters and agents will not be obligated to make a market in the securities and may discontinue any market making at any time without notice. We cannot assure you that there will be a liquid trading market for the securities.
     We may offer securities to present holders of other securities that we have issued, as consideration for our purchase or exchange of those other securities. This offer may be in connection with a publicly announced tender, exchange or other offer for those securities or in privately negotiated transactions, and may be in addition to or in lieu of sales of securities directly or through underwriters or agents. We will describe these arrangements in the prospectus supplement.
     We may enter into agreements with underwriters, dealers and agents who participate in the distribution of securities. These agreements may entitle the underwriters, dealers and agents to indemnification by us against certain liabilities, including liabilities under the Securities Act.
     We may authorize underwriters or other persons acting as our agents to solicit offers by institutions to purchase securities from us under contracts which provide for payment and delivery on a future date. We will describe these arrangements in the prospectus supplement. The underwriters may enter into these contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions. We must approve the institutions in all cases. The obligations of any purchaser under any of these contracts will be subject to the condition that the purchase of the securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and other agents will not have any responsibility in connection with the validity or performance of these contracts.
     Except as may otherwise be indicated in any prospectus supplement, the securities may be offered for sale in those jurisdictions in the United States, Europe and Asia where it is legal to make such offers.

OFFICIAL STATEMENTS
     Information included or incorporated by reference in this prospectus or any prospectus supplement, which is identified as being derived from a publication of Italy or one of its agencies or instrumentalities, is included in this prospectus or such prospectus supplement as a public official document of Italy. All other information in this prospectus and in the Registration Statement is included as a public official statement and has been reviewed by Dottoressa Maria Cannata, Director General of Direction II of the Department of Treasury of the Ministry of Economy and Finance of Italy, in her official capacity, and is included herein on her authority. Except as may otherwise be indicated in any prospectus supplement, all other information in such prospectus supplement will be included as a public official statement and will be reviewed by Dottoressa Cannata, in her official capacity, and will be included therein on her authority. With respect to matters of Italian law, see “Validity of the Securities”.
VALIDITY OF THE SECURITIES
     Except as may otherwise be indicated in any prospectus supplement, the validity of each series of securities will be passed upon on behalf of Italy by Dottoressa Elena Comparato, Internal Counsel of the Department of Treasury of the Ministry of Economy and Finance of Italy as to Italian law, and on behalf of the underwriters or agents by Skadden, Arps, Slate, Meagher & Flom (UK) LLP, as to matters of United States law. All statements with respect to matters of Italian law included or incorporated by reference in this prospectus have been passed upon by Dottoressa Elena Comparato and are made upon her authority. Certain legal matters will be passed upon for the underwriters as to United States law and Italian law by counsel to the underwriters named in the applicable prospectus supplement. From time to time, Skadden, Arps, Slate, Meagher & Flom (UK) LLP may render legal advice to the Ministry of Economy and Finance of Italy.
AUTHORIZED REPRESENTATIVE
     The Authorized Representative of Italy in the United States is the Honorable Giovanni Castellaneta, Italian Ambassador to the United States, whose address is 3000 Whitehaven Street, N.W., Washington, D.C. 20008.
WHERE YOU CAN FIND MORE INFORMATION
     This prospectus is part of a Registration Statement that Italy filed with the U.S. Securities and Exchange Commission using a shelf registration process. This prospectus does not contain all of the information provided in the Registration Statement. For further information, you should refer to the Registration Statement.
     Italy files annual reports and other information with the SEC relating to the securities. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. You may also read and copy these documents at the SEC’s public reference room in Washington, D.C. or at the SEC’s regional offices:
100 F Street, NE
Washington, D.C. 20549
3 World Financial Center, Suite 400
New York, NY 10281-1022
75 W. Jackson Boulevard, Suite 900
Chicago, IL 60604
     Please call the SEC at 1-800-SEC-0330 for further information. In addition, the Commission maintains an Internet site that contains reports, statements and other information regarding issuers that file electronically with the Commission. The address of the Commission’s site is www.sec.gov.
     The Republic of Italy also maintains various Internet sites that contain detailed information regarding Italy and its government, economy and fiscal affairs. These Internet sites include: (i) www.tesoro.it (Ministry of Economy and Finance), (ii) www.bancaditalia.it (Bank of Italy) and (iii) www.istat.it (ISTAT).
     The SEC allows Italy to incorporate by reference some information that Italy files with the SEC. Incorporated documents are considered part of this prospectus. Italy can disclose important information to you by referring you to those documents. Information that Italy later files with the SEC will update and supersede this incorporated information. The following documents are incorporated by reference in this prospectus and any accompanying prospectus supplement:
•	Italy’s Annual Report on Form 18-K for the year ended December 31, 2006, as amended through Amendment No. 2 on Form 18-K/A, filed June 9, 2008; and

•	each subsequent Annual Report on Form 18-K and any amendment on Form 18-K/A filed after the date of this prospectus and before all of the securities are sold.
     Any person receiving a copy of this prospectus may obtain, without charge and upon request, a copy of any of the above documents, including any exhibits that are incorporated by reference in them. Requests for such documents should be directed to:
Director General of Public Debt
Ministry of Economy and Finance
Direzione II (Public Debt)
Via XX Septembre, 97
00187 Rome, Italy
Telephone: +3906 481 4985
Facsimile: +3906 4890 7373
     As long as any of the securities remain outstanding and are listed on the Luxembourg Stock Exchange, you may also obtain, free of charge, copies of Italy’s Annual Report on Form 18-K, this prospectus and any prospectus supplement or pricing supplement at the office of the paying agent for the securities in Luxembourg. Italy has initially appointed Dexia Banque Internationale à Luxembourg as its Luxembourg paying agent.
     As long as any of the securities remain outstanding and are listed on the Luxembourg Stock Exchange, if there is a material change to the terms and conditions of the securities or in the economic affairs of Italy that is not reflected in any of the documents relating to the securities, Italy will amend the applicable prospectus supplement relating to the securities or incorporate new or updated documents in the manner discussed above.

CROSS REFERENCE SHEET
Between Schedule B of the Securities Act of 1933 and the Prospectus
Schedule B

Item	Heading of Prospectus
1.	Cover Page
2.	Use of Proceeds
3.	Description of the Securities*
4.	*
5.	*
6.	**
7.	Authorized Representative
8.	**
9.	**
10.	Plan of Distribution**
11.	*
12.	Validity of the Securities
13.	*
14.	***

*	Additional information to be included in Italy’s Annual Report on Form 18-K filed or to be filed with the Commission, as amended from time to time and incorporated by reference herein.

**	Additional information to be provided from time to time in prospectus supplements and pricing supplements to be delivered in connection with the offering of debt securities and/or warrants.

***	Additional information included in Part II to this Registration Statement or as an exhibit hereto or to be provided from time to time by one or more amendments to this Registration Statement.

PART II
(As required by Items (11) and (14) of Schedule B
of the Securities Act of 1933.)
     I. The issuer hereby agrees to furnish copies of the opinions of Dottoressa Elena Comparato, Internal Counsel of the Department of Treasury of the Ministry of Economy and Finance of the Republic of Italy, or her successor, in respect of the legality of the Securities in post-effective amendments to this Registration Statement or in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.
     II. An itemized statement showing estimated expenses of Italy, other than underwriting discounts and commissions, in connection with the offering and sale of a particular issue of Securities will be provided in the post-effective amendment to the Registration Statement relating to such issue or in a report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.
UNDERTAKINGS
Italy hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.
provided, however, that Italy shall not be required to file a post-effective amendment otherwise required by clause (i) or clause (ii) above if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.
(2)	For the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment, that contains a form of prospectus, shall be deemed to be a new registration statement relating to the securities covered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purposes of determining any liability under the Securities Act of 1933, each filing of Italy’s annual report on Form 18-K or amendments thereto under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

CONTENTS
This Registration Statement consists of:
(1)	Facing sheet.

(2)	Part I consisting of the Prospectus.

(3)	Part II consisting of pages numbered II-1 to II-5.

(4)	The following exhibits:
A.	Fiscal Agency Agreement, dated as of May 15, 2003, between the Republic of Italy and Citibank, N.A., as Fiscal Agent, including forms of debt securities (filed as Exhibit A to the Republic’s Registration Statement on Schedule B (No. 333-106089) and incorporated herein by reference);

B.	Form of Underwriting Agreement relating to the Debt Securities (filed as Exhibit B to the Republic’s Registration Statement on Schedule B (No. 33-66854) and incorporated herein by reference);

C.	Consent of Dottoressa Maria Cannata, Director General of Direction II of the Department of Treasury of the Ministry of Economy and Finance of the Republic of Italy;

D.	Consent of Skadden, Arps, Slate, Meagher & Flom (UK) LLP; and

E.	Consent of Dottoressa Elena Comparato, Internal Counsel of the Department of Treasury of the Ministry of Economy and Finance of the Republic of Italy.

SIGNATURES
     Of the Issuer:
     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized in the City of Rome on July 29, 2008.

By:	/s/ MARIA CANNATA
	Name:	Dottoressa Maria Cannata
	Title:	Director General Direction II Department of Treasury Ministry of Economy and Finance

     Of the Duly Authorized representative in the United States:
     Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of the Republic of Italy, has signed this Registration Statement in Washington D.C. on June 27, 2008.

By:	/s/ GIOVANNI CASTELLANETA
	Name:	Giovanni Castellaneta
	Title:	Ambassador Embassy of Italy in the United States Authorized Representative in the United States

INDEX TO EXHIBITS

Exhibit No.	Description
A.	Fiscal Agency Agreement, dated as of May 15, 2003, between the Republic of Italy and Citibank, N.A., as Fiscal Agent, including forms of debt securities (filed as Exhibit A to the Republic’s Registration Statement on Schedule B (No. 333-106089) and incorporated herein by reference);

B.	Form of Underwriting Agreement relating to the Debt Securities (filed as Exhibit B to the Republic’s Registration Statement on Schedule B (No. 33-66854) and incorporated herein by reference);

C.	Consent of Dottoressa Maria Cannata, Director General Direction II of the Department of Treasury of the Ministry of Economy and Finance of the Republic of Italy;

D.	Consent of Skadden, Arps, Slate, Meagher & Flom (UK) LLP; and

E.	Consent of Dottoressa Elena Comparato, Internal Counsel of the Department of Treasury of the Ministry of Economy and Finance of the Republic of Italy.